April 21, 2005


Mail Stop 0409

Mr. William D. Griffin
Chief Financial Officer
InsWeb Corporation
11290 Pyrites Way
Gold River, CA 95670

Re:	InsWeb Corporation
	Form 10-K for the year ended December 31, 2004
	File No. 0-26083

Dear Mr. Griffin:

      We have reviewed your response letter dated April 18, 2005 and have the following additional comment. As previously stated, this comment should be addressed in all future filings with the Commission.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 25

1. We have read your proposed disclosure in response to our comment.
While your proposed disclosure appears to provide a discussion of your ability to meet cash requirements on a long-term basis, it does not appear to provide a discussion of the underlying drivers that impact changes in cash flow and/or working capital. In a supplemental response, please confirm to us that you will expand your proposed disclosure in all future filings to include a discussion of the underlying drivers impacting changes in cash flow and/or working capital. Refer to Item 303 of Regulation S-K and FR 72, Commission
Guidance Regarding Management`s Discussion and Analysis of
Financial
Condition and Results of Operations.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Rachel Zablow, Staff Accountant, at (202)
824-
5336 or the undersigned at (202) 824-5222 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief


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InsWeb Corporation
April 21, 2005
Page 2